SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated March 7, 2017

Item 1

MATERIAL FACT

Following the material fact dated 16 November 2016 (material fact number 244828), Banco Santander, S.A. (“Santander”) communicates that Santander together with its partners(1) in Allfunds Bank, S.A. (“Allfunds Bank”) have reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

The sale of Allfunds Bank takes place in the context of the agreement reached by Santander on 16 November 2016 with Warburg Pincus and General Atlantic to acquire their 50% stake in Santander Asset Management.

Santander Group estimates that the proceeds it will obtain for the sale of its stake of 25% in Allfunds Bank will be approximately 470 million euros, deriving a capital gain net of taxes of approximately 300 million euros, and that in 2018 such sale, together with the acquisition of the 50% of Santander Asset Management that Santander does not own and that was announced on 16 November 2016, will have a positive impact on earnings per share already included in the estimates that Santander Group mentioned in the referred material fact announcement made on 16 November 2016, and will generate a return on invested capital (RoIC) above 20% (and above 25% in 2019). Santander Group also estimates that the consumption of both transactions on its capital (core equity tier 1) by the end of 2017 will be approximately 11 basis points.

Allfunds Bank has 250 billion euros of assets under administration and is the leading B2B (business-to-business) open architecture mutual fund platform with presence in 38 countries.

The transaction is subject to obtaining all required regulatory approvals.

Boadilla del Monte (Madrid), 7 March 2017

Note 1: The other shareholders in Allfunds Bank are Santander Group’s partners in Santander Asset Management, Warburg Pincus and General Atlantic, with a combined 25% and Eurizon Capital SGR, a subsidiary of Intesa Sanpaolo, with 50%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 7, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer